

July 28, 2014

Via E-mail
Germán Quiroga
Co-Chief Executive Officer
Emmanuel Grenier
Co-Chief Executive Officer
Cnova N.V.
Professor Dr Dorgelolaan 30D
5613 AM Eindhoven
The Netherlands

> **Re:** **Cnova N.V.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 14, 2014**
> **File No. 333-196521**

Dear Messrs. Quiroga and Grenier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market and Industry Data, page ii

1. We note your response to comment 6 in our letter dated June 30, 2014. Please delete as inappropriate the statement that neither you nor the underwriters have verified the third-party data or the underlying assumptions therein.

Summary, page 1

Risk Factors, page 3

2. It does not appear that the bullets in this section actually describe risks to investors. As examples only, it is unclear what risk is being described by "competition in the markets

in which we operate" or "maintaining and enhancing our brands." Please revise each bullet to clearly identify the risk to investors that is being described.

Risk Factors, page 12

3. Please include a risk factor describing the risks relating to the fact that you have opted out of various corporate governance rules. In this regard, we note your disclosure on pages 131-132.

Certain of our directors…, page 38

4. We note your response to comment 16 in our letter dated June 30, 2014. It appears that one of the risks intended to be addressed by this risk factor is the risk that your directors and officers who also serve as directors and officers of your Parent Companies may have to choose between the interests of the Parent Companies to which they have fiduciary duties and your interests and, as a result, may make decisions that conflict with the best interests of you or your stockholders in favor of the Parent Companies. If true, please revise accordingly.

Capitalization, page 47

5. Please tell us why you believe it is appropriate to include the "Current account of Cdiscount with Casino" in the table. Please also add disclosure to clarify what this amount represents and why it is properly included in the table.

Management, page 127

6. We note that you deleted the disclosure relating to the Management Incentive Plan on page 136. However, according to the exhibit index, this plan remains a material contract that will be filed as an exhibit to the registration statement. Please revise your disclosure to describe this plan, or advise.

Principal Shareholders, page 138

7. We note your response to comment 36 in our letter dated June 30, 2014 and re-issue that comment. It does not appear that your have disclosed the public companies or natural persons with sole or shared voting or investment control over the entities identified in our previous comment. If any of the companies identified in the footnotes as sharing voting or investment control over the entities identified in our previous comment are public companies, please disclose that that is the case. Otherwise, please identify the natural persons, including the members of Mr. Naouri's family, who have sole or shared voting or investment control over the entities identified in our previous comment.

<u>Certain Relationships and Related Party Transactions, page 141</u>

8. We note your response to comment 33 in our letter dated June 30, 2014. Your revised disclosure indicates that two board members were selected "pursuant to the Framework and IPO Agreement," two by Casino, one by CBD and one by Via Varejo. Please revise your disclosure to describe the method by which the nine members of your board will be selected pursuant to the Framework and IPO Agreement.

<u>Financial statements, page F-1</u>

<u>Audited combined financial statements of Cnova N.V., page F-2</u>

<u>Combined balance sheets, page F-5</u>

9. We note that the 2013 balances of current financial debt and non-current financial debt differ from the amounts disclosed in Note 24. Please revise or advise.

<u>Combined statements of changes in combined equity, page F-7</u>

10. We reviewed your response and revisions made in response to comment 40 in our letter dated June 30, 2014. Reference is made to Note 4. We note that you gained control of Monshowroom on September 3, 2013. Please tell us how the non-controlling interest of Monshowroom is reflected in this statement.

<u>1.23 Fulfillment expenses, page F-24</u>

11. We reviewed your response to comment 49 in our letter dated June 30, 2014. Please explain to us why you believe it is appropriate to fully record extended warranty sales at Cdiscount at the time the product is sold rather than the period covered by the warranty. In doing so, please refer us to the authoritative literature that applies. In addition, please tell us the overall profitability of your warranty transactions and your consideration of discussing the financial impact of these transactions in Management's Discussion and Analysis of Financial Condition and Results of Operations.

12. Please tell us whether you have recognized a provision under your extended warranties and your consideration of providing the disclosures required by IAS 37.

<u>1.30 Authorization for issue of the combined financial statements, page F-26</u>

13. Please tell us your consideration of restating your fiscal 2011 financial statements in light of the errors discussed in the last bullet point on page F-26.

Note 2 Pro forma earnings per share (unaudited), page F-27

14. We reviewed your response and revisions made in response to comment 51 in our letter dated June 30, 2014.  Given the combination of NPC on July 2, 2012, please tell us your consideration of using only the number of Cnova shares to be given to Cdiscount in your calculations of fiscal 2012 and 2011 weighted average number of ordinary shares for the periods prior to July 2, 2012.

Note 8 Taxes, page F-34

15. We reviewed your response to comment 58 in our letter dated June 30, 2014.  Please disclose the evidence supporting the fiscal 2013 recognition of a deferred tax asset for unused tax losses.  Refer to paragraph 82 of IAS 12.

Note 16 Property and equipment, net, page F-41

16. We reviewed your responses to comments 64 and 65 in our letter dated June 30, 2014.  Reference is made to the other columns in the first tables on pages F-42 and F-43.  Your responses state that these columns include in progress assets.  Please explain to us why these in progress assets are being depreciated and amortized referencing the authoritative literature relied upon.

Note 21 Share-based payments, page F-46

17. We reviewed your response to comment 68 in our letter dated June 30, 2014.  Please tell us how the fair value of Nova.com shares underlying the NPC options was determined.  In addition, reference is made to the second table on page F-48.  Please tell us whether the amounts disclosed as "Fair value of option on the grant date" represents the fair value or the strike price of the options granted.  If the latter, please revise to disclose the fair value.

Note 27 Financial risk management objectives and policies, page F-53

18. We reviewed your response and revisions made in response to comment 72 in our letter dated June 30, 2014.  Reference is made to the last table on page F-54 and the tables in Note 11.  Based on the tables in Note 11, the "Impairment Losses" column in the table on page F-54 appears to represent accumulated losses on trade receivables.  Please revise the table on page F-54 to clarify.  In addition, please further explain to us what the "Impaired receivables" column in the table on page F-54 represents and reconcile it to the gross and net total of trade receivables.

<u>Audited consolidated financial statements of Nova Pontocom Comercio Eletronico S.A.</u>

19. We reviewed your response to comment 76 in our letter dated June 30, 2014.   In order to comply with Item 8.A.5 of form 20-F and Rule 3-05 of Regulation S-X, please provide interim financial statements required by Rule 3-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant at (202) 551-3336 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

cc:     Josh Kiernan, Esq.
        Andrew Weisberg, Esq.
        White & Case LLP